UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

Legion M Entertainment, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1996711
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Legion M Entertainment, Inc. 1801 Century Park East, 24th Floor Los Angeles, CA 90067

(Full mailing address of principal executive offices)

833-534-4666

(Issuer’s telephone number, including area code)

In this report, the term “Legion M,” “the Company” or “we” or refers to Legion M Entertainment, Inc. a Delaware corporation and its subsidiaries on a consolidated basis. The term “MDFZ” refers to MDFZ, LLC a wholly owned subsidiary of the Company. The term “Fade To Black” refers to Fade to Black LLC, a wholly-owned subsidiary of the Company.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Legion M was incorporated in Delaware on March 4, 2016, as a C corporation. We are an entertainment company that partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

At this stage in Legion M’s development, we are primarily focused on growth of our community and our capabilities. The revenue, margins, and profits of our business are important, but in many cases are not our primary considerations. We are frequently willing to take on projects or initiatives that sacrifice short-term gains (or have high risk of short-term losses) in pursuit of projects and initiatives we believe could lead to significant long-term value. As a result of this fact, along with the variety of business models we employ and the inherent “lumpiness” of entertainment project revenue, we expect Legion M’s revenue, margins, and sources of revenue to be volatile from year to year.

Note that our consolidated financial statements include the assets, liabilities, and expenses of three feature films for which Legion M is the rightsholder (William Shatner: You Can Call Me Bill, My Dead Friend Zoe and Fade to Black). The rights to My Dead Friend Zoe are held through a subsidiary, MDFZ, LLC (“MDFZ”), a limited liability company formed on April 28, 2023 under the laws of California for the purpose of producing the film. The rights to Fade to Black are held through a subsidiary, Fade to Black LLC (“Fade to Black”), a limited liability company formed on April 28, 2023 under the laws of California for the purpose of producing the film. The rights to William Shatner: You Can Call Me Bill are held directly by the Company. For more information, please see “Liquidity and Capital Resources” below. Of the films above, William Shatner: You Can Call Me Bill was released and began generating revenue in 2024, and My Dead Friend Zoe was released and began generating revenue in 2025.

Going Concern Statement

Legion M is not yet profitable, which means that we rely upon funds from investors (along with any gross profits we make from our business) to pay for our operations. This is common for most startups, and the reason startups like Legion M raise money. Over time we hope to grow our revenue and manage our spending to become profitable, but until that happens our ability to stay in business is reliant upon our ability to raise money from investors.

As described in Note 2 to our financial statements, the accompanying financial statements have been prepared on a “going concern” basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,193,968 and $1,180,638 for the six-month periods ended June 30, 2025 (“Interim 2025”) and June 30, 2024 (“Interim 2024”) respectively. The Company has an accumulated deficit of $24,800,816 as of June 30, 2025. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding.

The purpose of this “Going Concern” statements is to alert investors to the fact that the Company does not have enough cash on hand to fund operations for the next 12 months. As such, the Company’s ability to stay in business (i.e., remain a “going concern”) relies on our ability to raise more money from investors. While the Company has successfully managed our fundraising, revenue, and spending to remain a going concern for the past 8 years, there is no guarantee we’ll be able to do so in the future.

Operating Results

Our revenue for the six months ended June 30, 2025 was $1,671,067, a 144% increase over our revenue of $684,115 during six months ended June 30, 2024.

The following is a summary of revenue:

	Six Months Ended
	June 30,
	2025	2024
Film and Film Related Events Revenue	$1,610,441	$590,926
Consumer Products	60,626	93,189
Revenues	$1,671,067	$684,115

The increase in revenue was primarily attributable to distribution of My Dead Fried Zoe.

In June of 2024 we announced a partnership with Briarcliff Entertainment for US distribution, and in 2025 it was announced that Universal Pictures had acquired the international distribution rights. The film released theatrical to over 750 US theaters in February of 2025, and on VOD (video-on-demand) in March of 2025. As of June 30, 2025 we have earned over $1,500,000 that went into a collection account and is subject to the collection account management agreement (“CAMA”) for the revenue from distribution of My Dead Friend Zoe. See Note 5 to our interim financial statements for a discussion of the operative waterfall of the CAMA.

Our primary source of revenue in Interim 2024 was proceeds from the theatrical release of the feature film William Shatner: You Can Call Me Bill.

As noted above, due to the stage of Legion M’s development and the inherent “lumpiness” of revenue associated with entertainment projects, we expect our revenue and sources of revenue to fluctuate from period to period.

Approximately $60,626 (about 4%) of our Interim 2025 revenue came from Consumer Products, which includes any revenue earned from one or more of the following sources (collectively, “Consumer Products”): (i) sales and shipping of merchandise (shirts, pins, etc.) and media (i.e. DVD’s, comic books, etc.) we sold directly to consumers; (ii) wholesale sales of merchandise and media; and (iii) royalties earned from 3rd party merchandise licensors. This is a 35% reduction in Consumer Products revenue compared to Interim 2024, in which approximately $93,189 (about 14%) of our total Interim 2024 revenue came from consumer products. The decrease in Consumer Produces revenue from Interim 2024 to Interim 2025 was due to a reduced focus on Consumer Products and a lack of any major merchandise releases during Interim 2025.

Costs of net revenue in Interim 2025 was $1,047,482 as compared to $790,621 costs of net revenue in Interim 2024. The increase in costs of net revenue was primarily due to distribution costs and amortization of capitalized production costs associated with the release of My Dead Friend Zoe . Accordingly, we had a gross profit of $623,585 in Interim 2025 compared with ($106,506) of gross loss in Interim 2024. As  stated above, at this stage in the Company’s development we expect our revenue and margins to be volatile as we release new projects and develop new revenue streams.

For Interim 2025, operating expenses increased to $1,780,089 from Interim 2024 operating expenses of $1,083,859, a 64% increase. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g., legal, accounting, etc.), travel expenses, general and administrative, and depreciation. The increase in operating expenses was primarily driven by a 186% increase (totaling $620,136) in sales and marketing and a 127% increase (totaling $115,076) in General and administrative expenses. The increase in sales and marketing expenses were primarily driven by advertising costs associated with the Company’s fundraising, which was much more active during Interim 2025 than it was in Interim 2024.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the “Investments in productions” included on our balance sheet based on the current market conditions and past performance of each project. In Interim 2025 and 2024 we had $0 and $76,099, respectively, in asset impairments related to changes in expected returns across different projects due to project performance and market conditions.

These capitalized costs represent “bets we still have on the table.” It’s impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades. In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

Other income (expense) relates to the interest expense and interest income. In Interim 2025, our other expenses increased to ($37,464) from $9,727 in Interim 2024. This increase is primarily due to interest expense related to Fade to Black loans in Interim 2025. We incurred $37,470 in interest expense in Interim 2025 compared to $2,813 in Interim 2024 and $6 in interest income in Interim 2025 compared to $12,540 in interest income in Interim 2024.

As a result of the foregoing factors, as well as other expenses, our net loss for Interim 2025 was $1,193,968 compared to our net loss of $1,180,638 in Interim 2024.

LIQUIDITY AND CAPITAL RESOURCES

Film Projects

As of June 30, 2025, our consolidated financial statements include the assets, liabilities, and expenses of three feature films for which Legion M is the rightsholder:

William Shatner: You Can Call Me Bill was financed using via an agreement that gives investors in the film rights related to the revenue it generates. For more information, please see our Note 4 in the Interim financial statements. The film’s assets, liabilities, and expenses are included in Legion M’s financial statements.

My Dead Friend Zoe is owned by Legion M via a wholly owned subsidiary, MDFZ, LLC (“MDFZ”) For more information, please see Note 5 in the Interim financial statements. The financial statements of Legion M and MDFZ are consolidated.

Fade to Black is owned by Legion M via a wholly owned subsidiary, Fade to Black LLC. For more information, please see Note 6 in the Interim financial statements. The financial statements of Legion M and Fade to Black are consolidated.

We have utilized equity crowdfunding for the financing for each of the films. See Note 4 through Note 6 in the Interim financial statements for further details.

Liquidity and Capital Resources

As of June 30, 2025, Legion M had the following funds on hand:

Funds held by Legion M Entertainment, Inc.	$1,023,354
Funds held by MDFZ, LLC	757,152
Funds held by Fade to Black, LLC	53,872
TOTAL	$1,834,377

As of June 30, 2025, all of MDFZ’s funds were held at the CAMA account.

During the six months ended June 30, 2025, Fade to Black, LLC received $5,000 in short-term bridge loans. The loans are unsecured and due on demand. Further, the Company made repayments totaling $100,030 to other short-term bridge loans related to Fade to Black.

In October 2024, Fade to Black, LLC entered into note purchase agreements with an aggregate principal of $550,000, for which the company received $500,000 in net proceeds. The notes and accrued interest are payable on year after the issuance. As of the issuance date of these financial statements, the notes are outstanding. The company recognized a debt discount in connection with the note of $50,000, of which $42,500 was amortized through June 30, 2025. Interest accrued on these notes during the six months ended June 30, 2025 was $27,500, Unpaid interest as of June 30, 2025 was $36,130.

During 2024, Fade to Black, LLC received $800,000 in short-term bridge loans. The loans are unsecured and due on demand. Of the amounts received, $300,000 of the loans bear interest at 10-11% per annum and the remaining $500,000 bear interest at 12% per annum. $100,030 of the short-term loans were repaid during the six months ended June 30, 2025. Remaining loans were outstanding as of June 30, 2025. Interest accrued on these notes during the six months ended June 30, 2025 was $45,000, Unpaid interest as of June 30, 2025 was $62,162.

In January 2021, the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years. Payments for this loan began August 2022 and is $236 per month. The company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the company received an additional $101,700. The incremental monthly repayment is $516.

We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged aside from corporate credit cards.

In October 2024, Legion M completed our 9th round of equity crowdfunding, which raised over $6.5 million from more than 21,000 investors. In February of 2025, Legion M opened our 10th round of equity crowdfunding. The Company raised $2.9 million in this offering, resulting in net proceeds received of $2.6 million. Through June 30, 2025, the Company received net cash proceeds of approximately $2.2  million and $0.4 million  recorded in subscription receivable, which was collected after June 2025.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the company. That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We’ve had multiple successful rounds of equity crowdfunding so far, but that does not guarantee that future rounds will also be successful. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

Future Production Obligations

The Company conducted a Regulation Crowdfunding offering and a concurrent Regulation D offering (the “Shatner Offering”) in the first quarter of 2023 in which it raised approximately $750,000 from the sale of securities called “Shatner Shares. As of June 30, 2025 and December 31, 2024, the Company included $614,642 and $750,000, respectively, from the sale of Shatner Shares in future production obligations on the consolidated balance sheet.

MDFZ raised $3,960,029 in financing through June 30, 2025 (as described below), comprised of $777,075 from a Regulation D investment on WeFunder, $773,954 in Regulation CF investments on WeFunder and $2,259,000 through Regulation D under private investments. An additional financing of $90,000 received in 2025. The Company incurred $108,047 in additional fees pertaining to the financings. As of June 30, 2025 and December 31, 2024, the Company had $3,289,848 and $3,870,029 in future production obligations on the consolidated balance sheet pertaining to MDFZ.

Through June 30, 2025, Fade to Black, LLC raised $3,069,417 in financing (as described above), comprised of $805,000 from short-term loans, $500,000 from note purchase agreements and $1,201,137 through Regulation D investments. Fade to Black, LLC raised $561,137 in Regulation D investments on WeFunder and the remaining $640,000 in Regulation D issuances through private investments. In January 2025, Fade to Black, LLC raised $563,280 in Regulation CF investments from WeFunder. As of June 30, 2025, the Company had $1,764,417 in future production obligations and $1,254,970 in outstanding loans payable on the consolidated balance sheet pertaining to Fade to Black, LLC.

MANAGEMENT EVALUATION OF OPERATING RESULTS

Key Performance Metrics

At this stage in Legion M’s development, our focus is growth. We consider three primary metrics when evaluating projects and initiatives.

●	Growth - We believe that growth of our community is the single most important determinant of our long-term success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, the ability of any project or initiative to help us grow the Legion is one of its most important considerations.

●	Strategic Benefit - Each Legion M project becomes a stepping-stone to the next. We actively seek projects and initiatives that allow us to “level up” by forming strategic relationships and/or developing new capabilities that we believe will create long-term value for the Company.

●	Revenue - Like any other company, the goal of Legion M is to make money. Financial success is the key to the long-term viability and success of our company. As such, the potential for financial return is an important consideration when we evaluate projects. That said, at the current stage of Legion M’s development we believe near-term revenue is secondary to long-term growth and are frequently willing to take on projects or initiatives that sacrifice near-term gains (or have high risk of near-term losses) in pursuit of projects and initiatives we believe could lead to significant long-term value.

Effects of Scale on Legion M Projects

Most of the business models Legion M is currently engaged in scale based on the size of the projects. For example:

●	Film production fees typically scale with the budget of the film.

●	Distribution revenue often scales with the size of the release, which often scales with the budget of the film.

●	Consumer products and licensing revenue generally scales with the size of the IP involved.

In short, while our financial position to date has limited Legion M’s activities to relatively small (by Hollywood standards) independent films, our hope is that over time we’ll be able to scale our activities to larger and larger projects. We view many of the projects we’ve engaged in to-date as stepping-stones that will allow us to “level up” to bigger and better opportunities in the future.

Traction and Milestones

What Legion M is attempting was never possible before advent of the JOBS Act. When we started the Company in 2016, a “fan-owned company” was nothing more than an idea. Since then, we’ve focused on building a foundation that proves (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of:

●	Demonstrated ability to develop, finance, and produce top-quality films including William Shatner: You Can Call Me Bill, which is 84%/95% with critics/audiences on Rotten Tomatoes (as of September 2025), and My Dead Friend Zoe which is “Certified Fresh” with a 95% Rotten Tomatoes score (for both critics and audiences as of September 2025), making it one of the best-reviewed films of 2025, and one of best of Morgan Freeman’s career.

●	One of the most prolific equity crowdfunded companies in JOBS Act history, with over 55,000 investors (as of June 30, 2025) and over $25 million raised.

●	Demonstrated revenue growth, with over $6.5 million in aggregate revenue since inception through the end Interim 2025.

●	Demonstrated ability to attract top-tier talent to our movies including Morgan Freeman, Ed Harris, Stan Lee, Kevin Smith, William Shatner, Ed Harris, Sonequa Martin-Green, Natalie Morales, Sean Astin, Ali Larter, Utkarsh Ambudkar and more.

●	Demonstrated ability to partner with top tier entertainment companies, including NEON, Bleecker Street, Searchlight, Warner Brothers, Fathom Events, CAA, Nederlander Worldwide Productions, and more.

●	Powerful advisory board of industry luminaries including legendary actor/producer/writer William Shatner, billion dollar producer Dean Devlin (Stargate, Independence Day, “Leverage,” “The Librarians”), renowned author Eric Ries (The Lean Startup), legendary movie critic Leonard Maltin (“Entertainment Tonight”), Actor/Producer/Director Bill Duke (Commando, Predator, X-Men: The Last Stand) and current/former executives and creatives from Netflix, ABC, Fox, Sony, Lucasfilm, Epic Games, MGM, NEON, Regal Theaters, Alamo Drafthouse, Comedy Central, Walt Disney Imagineering, Universal Studios, Paramount, Nerdist, Trailer Park, Endgame Entertainment, Meltdown Comics, NTWRK, POW!, Audible, Fangoria, & more.

●	Diversified revenue streams with demonstrated ability to generate revenue from multiple business models, including development, financing, production, distribution, marketing, consumer products, licensing, sponsorships and live events.

●	Demonstrated ability to activate fans, with hundreds of volunteer meetups all over the country to support the opening of our films and hundreds of thousands of likes, comments, and shares on social media.

●	Demonstrated ability to monetize new IP via comic books and graphic novels, with over $275,000 in Kickstarter pre-sales for Girl with No Name, and Defiant.

●	Demonstrated ability to develop tools and technology (e.g., Film Scout, M-Pulse, Meetup Maker) that allow us to harness the power of a Legion of fans.

●	Demonstrated ability to “Open the Gates of Hollywood” for our shareholders, providing exclusives like red carpet premiere tickets, set visits, spots as extras, walk-on-rolls, online livestream Q&A with creators, lounges at Sundance Film Festival and Comic Cons, and special events like the Stan Lee Handprint Ceremony, Celebrating William Shatner party, and the 2019 Saturn Awards.

Since our founding in 2016 through today, we have seen dramatic improvement in not only our access to opportunities, but also our ability to negotiate favorable terms.

●	In the early days of the Company, we had to invest cash to get a stake in other people’s projects.

●	As we grew and demonstrated our value, we were able to earn a stake in other people’s by providing sweat equity and “in-kind investment”

●	As we grew further, partners were willing to pay us to get involved and own a stake in their project

●	Today, we’ve grown to the point where the projects we’re working on are owned by Legion M

Our goal is to continue growing our community, increasing our capabilities, and “levelling up” into larger and larger projects.

Legion M Projects

Legion M classifies our projects to fall into one of four categories:

1.	“Active Legion M Projects” are projects owned by Legion M (either directly or through a subsidiary) that are currently generating revenue and/or have potential to generate revenue in the future.

2.	“Active 3rd Party Projects” are projects that Legion M participates in, but does not own the rights to, that are currently generating revenue and/or have potential to generate revenue in the future.

3.	“Completed Projects” are Projects that have reached a point where we don’t expect them to generate significant additional revenue.

4.	“Development Projects” are projects in development that have yet to (and may not) secure a release.

Active Projects

Legion M defines “Active Legion M Projects” “as projects owned by Legion M (either directly or through a subsidiary) that are currently generating revenue and/or have potential to generate revenue in the future. If an Active Legion M Project reaches a point where we don’t expect it to generate additional revenue, we consider it a “Completed Project.”

As June 30, 2025, Legion M has the following publicly announced Active Legion M Projects:

MY DEAD FRIEND ZOE – Feature film starring Sonequa Martin-Green, Natalie Morales, Morgan Freeman and Ed Harris. The film was produced by Legion M in partnership with Radiant Pictures and Recre8, with the rights held by MDFZ, LLC, a wholly owned subsidiary of Legion M. The film was financed via a combination of traditional Hollywood financing, and a Reg D and Reg CF “Fan-First-Financing” offerings.

As a producer of the film, Legion M earned fees from the production budget and has a “backend” stake in any profits the film generates (if applicable). The film premiered at SXSW in March of 2024 where it won the “Narrative Spotlight Audience Award,” and then went on to win Audience and/or Grand Jury awards at Mill Valley and Long-Island film festivals.

In June of 2024 we announced a partnership with Briarcliff Entertainment for US distribution, and in 2025 it was announced that Universal Pictures had acquired the international distribution rights. The film released theatrical to over 750 US theaters in February of 2025, and on VOD (video-on-demand) in March of 2025.

As of June 2025 the film was “Certified Fresh” on Rotten Tomatoes with a 95% score (for both critics and audiences), making it one of the best-reviewed films of 2025, and one of the best of Morgan Freeman’s career.

As of June 30, 2025 Legion M has $2,551,581 in assets on our balance sheet related to My Dead Friend Zoe LLC, consisting of film production costs net of amortization, and $3,289,848 in future production obligation liabilities to the investors in MDFZ LLC. As of June 30, 2025 we have earned over $1,500,000 worth of CAMA revenue from US and international distribution. We repaid $670,181  to investors in the first half of 2025. The remaining funds held in the CAMA account will be made to investors in the second half of 2025 and early 2026.

WILLIAM SHATNER: YOU CAN CALL ME BILL – Feature-length documentary produced by Legion M in partnership with Exhibit A Pictures and William Shatner. The film was financed via a Legion M “Fan-First Financing” equity crowdfunding offering and premiered at SXSW in March 2023. Legion M owns the rights to the film, with potential to earn producer fees (which have been deferred until investors recoup their investment) and a percentage of backend profits (if any). The film had a theatrical release in March of 2024 that reached over 500 screens and generated enough box office to be considered a “Top 10 Theatrical Release for Documentary” on thenumbers.com. The film released on VOD (video-on-demand) on April 26, 2024.

As of June 30, 2025 Legion M has $280,922 in assets on our balance sheet related to William Shatner: You Can Call Me Bill, consisting of film production costs net of amortization, and $614,642 in liabilities to the investors who own “Shatner Shares”. As of September 2025 we have earned approximately $135,000 in “Net Picture Revenue” (as defined in Note 4 of the financial statements) from the film’s worldwide sales and US theatrical and home entertainment releases. These funds have been paid out to Shatner Shareholders. Subsequent payments will be based on the film’s performance in 2025 and beyond, including potential revenue (if any) from streaming sales (SVOD and AVOD), live events, sales of additional international territories, and ongoing revenue from home entertainment, merchandise, airlines, etc.

FADE TO BLACK – Feature film directed by Andrew Sandler starring Karan Soni, Katerina Tannenbaum, Max Carver, and John Carroll Lynch. The film was developed by Legion M in partnership with Craftsman Media Co. with rights held by Fade To Black, LLC, a wholly-owned subsidiary of Legion M. Production wrapped in November of 2024, and as of September, 2025 Legion M has a “Fan-First Financing” Regulation CF offering open to finance the remainder of the production budget. As a producer of the film, Legion M will earn fees from the production budget (though the Company may elect to defer them) and has a “backend” stake in any profits the film generates (if applicable). As of June 30, 2025 Legion M has $3,444,437 in assets on our balance sheet related to Fade to Black LLC, $1,254,970 in loans payable and $1,764,417 in future production obligation liabilities to the investors in Fade to Black LLC.

Active 3rd Party Projects

Legion M defines “Active 3rd Party Projects” as projects that Legion M participates in, but does not own the rights to, that are currently generating revenue and/or have potential to generate revenue in the future.

THE MAN IN THE WHITE VAN – Feature film directed by Warren Skeels starring Madison Wolfe, Sean Astin, Ali Larter, Brec Bassinger and Skai Jackson. The film premiered at the Newport Beach Film Festival in October 2023. Relativity Media acquired North American distribution rights, and released the film theatrically on Dec 13, 2024, with a VOD release in January of 2025. The film was produced by Legion M and Garrison Film. Garrison Film provided the financing and owns the rights to the movie. Legion M received producer fees from the production budget and will receive a percentage of backend profits (if any). In addition, Legion M made an investment into the P&A of the film.

THIS IS NOT FINANCIAL ADVICE – Feature-length documentary produced by Optimist. The film premiered at the Tribecca Film Festival in June of 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film. The film had a VOD release in January of 2024.

NANDOR FODOR AND THE TALKING MONGOOSE – Feature film directed by Adam Sigal starring Simon Pegg, Minnie Driver, and Christopher Lloyd. The film released on November 14, 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film and as a marketing partner received some revenue for marketing the film.

ARCHENEMY – Feature film directed by Adam Egypt Mortimer starring Joe Manganiello, Zolee Griggs, and Skylan Brooks. The film was released by RLJ Entertainment in 2020. As executive producers and equity investors in the project, Legion M has potential to earn revenue based on the success of the film. We also financed the soundtrack, providing an additional source of potential revenue, and secured a merchandising license that has allowed us to produce a line of consumer products tied to the film.

MEMORY: THE ORIGINS OF ALIEN – Feature-length documentary directed by Alexandre O. Philippe. The film was released by Legion M and Screen Media in 2019. As the distributor of the film (in partnership with Screen Media), Legion M earns a portion of revenue from all sources associated with the film, including theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, consumer products sales, etc. It’s worth noting that the film was released in 2019, which was the 40-year anniversary of Alien. We (in partnership with Screen Media) own distribution rights for the next 20 years, which means we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039. In addition, Legion M secured licenses from the Dan O’Bannon and H.R. Giger estates that allow us to sell a limited line of merchandise and media tied to the film.

In July of 2024 the parent company of Screen Media, Chicken Soup for the Soul Entertainment, filed for bankruptcy protection. Legion is both a creditor (Screen Media owes us unpaid royalties) and a partner (due to our distribution partnership agreement) with Screen Media, and has retained the services of a bankruptcy attorney to help us navigate the situation.

JAY AND SILENT BOB REBOOT – Feature film directed by Kevin Smith starring Kevin Smith and Jason Mews. The film was released by Saban Films in 2019. As an equity investor in the film, Legion M’s return is tied to the success of both the movie and Kevin Smith’s “Reboot Roadshow”. In addition, Legion M secured a Jay and Silent Bob Reboot merchandise license that has allowed us to produce a line of consumer products tied to the film.

MANDY – Feature film directed by Panos Cosmatos starring Nicolas Cage, Andrea Riseborough, and Linus Roache. The film was released by RLJ Entertainment in 2018. As an equity investor in the film, Legion M’s return on investment comes from revenue generated by both the film and the soundtrack. In addition, Legion M secured a merchandise license for Mandy (as well as likeness rights for Nicolas Cage, making us one of the few companies in the world to offer officially licensed Nicolas Cage merchandise), and offers a robust array of consumer products including t-shirts, props, plush, Funko Pops and Cheddar Goblin brand macaroni and cheese.

THE FIELD GUIDE TO EVIL – Feature film anthology produced by Ant Timpson and Tim League. The film was released in 2018. As an equity investor in the film, Legion M has earned revenue based on the success of the film.

Completed Projects

Once an Active Project has reached a point where we don’t expect it to earn significant additional revenue, we consider it completed. As of June 30, 2025, Legion M has the following completed projects.

THE RETURN OF THE KING 20th ANNIVERSARY – In April of 2023 Legion M partnered with Fathom Events, Warner Bros, and Lost Odyssey for a 20th anniversary screening of The Lord of the Rings: The Return of the King. Legion M Legion M was responsible for contributing to the cost of getting the film into theaters, sourcing the “bonus content” (via Lost Odyssey) that played before the film, and marketing and promoting the release within the Legion M community and to the rest of the world. In exchange, Legion M received a percentage of all ticket sales. The release was very successful, and what was initially slated to be a single-night event in a few hundred theaters blossomed into showings over a full week at more than 1,000 theaters across the USA and Canada.

CELEBRATING WILLIAM SHATNER LIVE EVENTS AT SAN DIEGO COMIC CON – In July of 2022 Legion M hosted a day of live events at San Diego Comic Con featuring Legion M advisor William Shatner. The primary purpose of this event was to announce the fact we were making a documentary about Mr. Shatner, and that we were planning to fund it via a future Fan-First Financing equity crowdfunding offering. Legion M generated ticket revenue through a combination of ticketed events that included a handprint ceremony at the Theaterbox in San Diego, multiple autograph signings, and a rooftop party.

SAVE YOURSELVES! – Feature film directed by Alex Huston Fischer and Eleanor Wilson starring Sunita Mann and John Paul Reynolds. It was released by Bleecker Street Media in 2020. As a release partner with Bleecker Street, Legion M’s return on this project was based on the success of the film in the first 2 years of release. In addition, we secured a merchandising license that has allowed us to produce a line of consumer products tied to the film.

THE LEFT RIGHT GAME – In May of 2020, Legion M announced a partnership with QCODE Media for the limited audio podcast series “The Left Right Game” co-produced by and starring Tessa Thompson. Note that Legion M got involved with the podcast after the series had already been released and the rights to a television series (which are not included in our deal) had already been secured by Amazon Studios. Legion M made a small “in-kind” investment for a potential cash return based on the success of the podcast. We also secured merchandising rights for the podcast as part of the deal and carry a line of products for “The Left Right Game” in the Legion M store.

TOLKIEN – In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film Tolkien, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film.

EXCELSIOR! A CELEBRATION OF THE AMAZING, FANTASTIC, INCREDIBLE & UNCANNY LIFE OF STAN LEE – On January 30, 2019, Legion M partnered with Stan Lee’s POW! Entertainment, Kevin Smith’s Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018. Held in the TCL Chinese Theatre IMAX in Hollywood, California, the event brought fans and talent together to celebrate the life of a man who inspired so many. In addition to courtyard ceremonies with a veteran color guard and press interviews, there were eulogies, poetry readings and panels with such luminaries as Mark Hamill, Lawrence Fishburne and Seth Green. The entire evening was hosted by Kevin Smith, and the event was used to raise awareness and funds for Stan Lee’s charity of choice, The Hero Initiative.  Legion M underwrote a significant cost of the production, which was partially reimbursed through sponsorships and tickets sales. As a memorial and tribute benefiting a non-profit foundation, this project was not intended to make money for the company, but to generate marketing and awareness of Legion M by “giving back” to Stan and the community of fans who loved him.

BAD SAMARITAN – In 2018, we partnered with Dean Devlin’s production and distribution company Electric Entertainment, Inc. for the release of their feature film Bad Samaritan starring David Tennant and Robert Sheehan. The deal was structured as an “in-kind” investment, where Legion M promoted the film in exchange for a stake in the film’s P&A waterfall.

STAN LEE CELEBRATION – On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX followed by an afterparty in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized them with sales of sponsorships, tickets, and merchandise.

COLOSSAL – In early 2017, we partnered with distribution company NEON for the theatrical release and marketing of the feature film Colossal starring Anne Hathaway and Jason Sudeikis. Legion M made a cash P&A investment in exchange for a return tied to box-office metrics.

Development Projects

In addition to the Active and Completed Projects listed above, Legion M also has many projects in Development. Development generally refers to the earliest stages of the content production cycle, when companies like Legion M invest time, money, and “sweat equity” to create, develop, package, and sell movies, TV series and other entertainment projects. The goal of development is typically to finance or sell a project so it can be produced.

Development is one of the most speculative stages in the entertainment business because the odds of success for any given project are very low. There are millions of scripts and ideas in Hollywood, and while only a very small percentage get made, the potential value of a successful project can be quite large. At one point, Game of Thrones was just a pitch, and shows like “American Idol” were nothing more than a glimmer in the eye of producers. Every project we develop is a risk we take in the hopes of launching a new movie, series, or franchise.

Legion M has successfully generated revenue from some of our development projects by selling merchandise, media, and experiences related to those projects. This revenue helps offset our development costs and can build buzz that may increase the odds of success for the project. Ultimately, the goal of all our development projects is to reach production – the revenue generated during the development phase is intended to reduce our costs and hopefully improve the project’s odds of success.

While many of Legion M’s development projects have not been announced, some of our notable projects that are still active include:

●	DEFIANT: THE TRUE STORY OF ROBERT SMALLS – Comic book and feature film project in partnership with Rob Edwards (The Princess and the Frog, Treasure Planet, Full House, The Fresh Prince of Bel-Air), Legion M advisor Bill Duke (Mandy, Predator, “Black Lightning”), Marvin ‘Krondon’ Jones III, and Michael Boulware Moore (Robert Smalls’ great-great-grandson).

●	“TOBOR: FAMILY DESTROYER” — Adult animated TV series in partnership with Eric Paperth and Tyler March of Tiny Little Cartoons.

TRENDS

The following sections contain a discussion of some of our planned activities in the coming months. There’s no guarantee that we’ll follow this plan or be able to execute it successfully. As a startup, we’re constantly changing and evolving our plans as we react to current opportunities and market conditions.

Growing Our Community

We believe that the size of our community is the single most important factor in the Company’s long-term chances of success. The strength, power, and value of our company depends on the size and strength of our community. A Legion of 1 is worthless, but a Legion of 1,000,000 could be invaluable. We also believe that as our community grows, so will our access to high quality entertainment projects and our ability to market, support, and monetize them.

Fundraising

Round 9, which closed in October 2024 was Legion M’s largest round with more than 25,000 investments from more than 21,000 investors. For the first time, Legion M was able to reduce our minimum investment from $100 to just $40. We felt like this was an important step in making Legion M as accessible as possible and allowing us to grow our community. That said, it also created challenges by reducing the average investment size, which makes it more difficult to efficiently market the offering.

In February 2025, Legion M opened its 10th round of fundraising. During the six months ended June 30, 2025, the Company issued 1,368,551 shares of Class A Common Stock pursuant to its crowdfunding offering. Of the net proceeds of $2,666,264, the Company received net cash proceeds from these equity offerings during the six months ended June 30, 2025 of $2,228,818  and $437,446  recorded in subscription receivable, which was collected after June 2025.

As we move forward, Legion M is working to continue growing our community while also growing our cash reserves. We operate in an extremely capital-intensive industry and are investigating options (including institutional capital and/or offerings for larger investors) that will allow us to achieve both of these goals.

Increased focus on Film Production and Distribution

One of Legion M’s chief goals in 2025 is to increase our film distribution capabilities. We believe distribution is the stage in the film’s life cycle where the advantages of a Legion M have potential to be most impactful. After working with other distributors on the release of over a dozen films and managing the 2024 theatrical release of William Shatner: You Can Call Me Bill, we believe there are opportunities for Legion M to innovate and grow our film distribution capabilities, either by ourselves or in partnership with other distributors.

In addition, we plan to continue our film production efforts. Legion M has now successfully produced and financed three films — William Shatner: You Can Call Me Bill and My Dead Friend Zoe, and Fade To Black — via a combination of equity crowdfunding and traditional Hollywood financing. In each of these cases, Legion M is also a producer and rightsholder of the film, which means we will recognize all the revenue from each project and participate via producer’s fees and backend profits (if any). We believe that film production is a powerful model for Legion M, and we expect to continue spending time and resources on projects using this model going forward.

Deemphasizing Development and Investing

Legion M has made a concerted effort to reduce the time and resources allocated to development stage projects. The entertainment industry is changing rapidly, and we don’t believe development is the most effective use of our time, resources, and community. We are focused on deep development of a small handful of projects (e.g. Defiant: The Story of Robert Smalls) where we believe we can harness the power of our community to create a competitive advantage.

In addition, over the last couple years, Legion M has not made any equity investments or partnerships to work on other people’s projects. We believe that investing and partnering on third party projects was an important model (and one of the only models we had access to!) during the early stages of Legion M’s development, and we will continue to consider strategic opportunities if they appear in the future, but at this stage in our development we are focused on working on projects that we own or have distribution rights to (either by ourselves or with a partner).

Revenue

At this stage in the Company’s development, we are focused on growing the size of our community and developing what we believe could become a significant long-term competitive advantage for the Company. In addition, much of our revenue is project-based, which can be very “lumpy,” with big chunks that come in all at once combined with smaller streams that can steadily accumulate over time. As a result of these factors, we expect that our near-term revenue will continue to be volatile as we develop and grow our community and our business.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies.”

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our shareholders could receive less information than they might expect to receive from more mature public companies.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2024. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2025, are not necessarily indicative of the results that can be expected for the year ending December 31, 2025.

Legion M Entertainment, Inc.

A Delaware Corporation

Consolidated Financial Statements

Unaudited

June 30, 2025 and December 31, 2024

Legion M Entertainment, Inc.

Legion M Entertainment, Inc.

Unaudited Balance Sheets

As of June 30, 2025 and December 31, 2024

	June 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash	$1,834,377	$249,562
Subscriptions receivable in escrow	16,977	16,977
Other receivable	10,232	9,713
Inventory	102,088	74,271
Prepaid expenses and other current assets	72,529	67,054
Total current assets	2,036,203	417,577
Property and equipment, net	816	1,655
Investments in productions, net	6,643,680	7,294,553
Total assets	$8,680,699	$7,713,785

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$101,983	$248,871
Deferred revenue	907,569	752,339
Accrued expenses	152,458	94,349
Loan payable, current	1,247,470	1,317,500
Total current liabilities	2,409,480	2,413,059
Future production obligations	5,668,907	5,821,166
Loan payable	150,000	149,900
Total liabilities	8,228,387	8,384,125

Stockholders’ equity (deficit)
Class A common stock, $0.0001 par, 170,000,000 authorized, 21,864,459 and 20,495,908 issued and outstanding at June 30, 2025 and December 31, 2024, respectively	2,187	2,050
Class B common stock, $0.0001 par, 30,000,000 authorized, 16,492,620 issued and outstanding, 16,465,900 vested at both June 30, 2025 and December 31, 2024	1,649	1,649
Additional paid-in capital	25,686,738	22,932,809
Subscription receivable	(437,446)	-
Accumulated deficit	(24,800,816)	(23,606,848)
Total stockholders’ equity (deficit)	452,312	(670,340)
Total liabilities and stockholders’ equity (deficit)	$8,680,699	$7,713,785

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

Legion M Entertainment, Inc.

Unaudited Statements of Operations

For the six months ended June 30, 2025 and 2024

	Six Months Ended
	June 30,
	2025	2024
Revenue	$1,671,067	$684,115
Cost of revenue	1,047,482	790,621
Gross profit (loss)	623,585	(106,506)

Operating expenses:
Compensation and benefits	466,015	428,722
Sales and marketing	952,816	332,680
Legal and professional	140,659	115,254
Travel expenses	13,873	38,910
General and administrative	205,887	90,811
Depreciation	839	1,383
Investments in productions impairment	-	76,099
Total operating expenses	1,780,089	1,083,859
Loss from operations	(1,156,504)	(1,190,365)

Other income (expense):
Interest expense	(37,470)	(2,813)
Interest income	6	12,540
Total other income (expense), net	(37,464)	9,727
Net loss	$(1,193,968)	$(1,180,638)

Weighted average number of common shares outstanding - basic and diluted	37,680,407	35,191,293
Net loss per common share - basic and diluted	$(0.03)	$(0.03)

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

Legion M Entertainment, Inc.

Unaudited Statements of Changes in Stockholders’ Equity

For the six months ended June 30, 2025 and 2024

	Common Stock				Additional			Total
	Class A		Class B		Paid-in	Subscription	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity (Deficit)
Balances at December 31, 2023	18,597,935	$1,860	16,492,620	$1,649	$20,216,722	$-	$(20,057,477)	$162,754
Common stock issuances:
Class A ($1.65 issue)	352,562	35	-	-	581,692	-	-	581,727
Bonus Shares	42,069	4	-	-	69,410	-	-	69,414
Stock based compensation	-	-	-	-	46,774	-	-	46,774
Offering costs	-	-	-	-	(56,612)	-	-	(56,612)
Share bonuses	-	-	-	-	(123,399)	-	-	(123,399)
Net loss	-	-	-	-	-	-	(1,180,638)	(1,180,638)
Balances at June 30, 2024	18,992,566	$1,899	16,492,620	$1,649	$20,734,587	$-	$(21,238,115)	$(499,980)

Balances at December 31, 2024	20,495,908	2,050	16,492,620	1,649	22,932,809	-	(23,606,848)	(670,340)
Common stock issuances:
Class A ($1.65 issue)	1,368,551	137	-	-	2,666,127	(437,446)	-	2,228,818
Bonus Shares	-	-	-	-	-	-	-	-
Stock based compensation	-	-	-	-	87,802	-	-	87,802
Net loss	-	-	-	-	-	-	(1,193,968)	(1,193,968)
Balances at June 30, 2025	21,864,459	$2,187	16,492,620	$1,649	$25,686,738	$(437,446)	$(24,800,816)	$452,312

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

Legion M Entertainment, Inc.

Unaudited Statements of Cash Flows

For the six months ended June 30, 2025 and 2024

	Six Months Ended
	June 30,
	2025	2024
Cash flows from operating activities:
Net loss	(1,193,968)	(1,180,638)
Adjustments to reconcile net loss to net cash used in operating activities:
Investments in productions impairment	-	76,099
Amortization of film production costs	940,697	91,496
Stock-based compensation	87,802	46,774
Amortization of debt discount	25,000	-
Depreciation	839	1,383
Changes in operating assets and liabilities:
Accounts receivable	-	(69,878)
Other receivable	(519)	(753)
Inventory	(27,817)	(32,497)
Prepaid expenses and other current assets	(5,475)	(8,592)
Investments in productions	(289,824)	(250,622)
Accounts payable	(146,888)	(210,188)
Deferred revenue	155,230	23,579
Accrued expenses	58,109	(2,821)
Net cash used in operating activities	(396,814)	(1,516,658)
Cash flows from investing activities:
Loan receivable	-	180,000
Net cash provided by (used in) investing activities	-	180,000
Cash flows from financing activities:
Proceeds from future production obligations	653,280	-
Repayment of future production obligations	(805,539)	-
Proceeds from loan payable	5,000	-
Repayment of loan payable	(99,930)	-
Proceeds from issuance of Class A common stock	2,228,818	865,881
Offering costs	-	(56,612)
Net cash provided by financing activities	1,981,629	809,269
Net change in cash	1,584,815	(527,390)
Cash at beginning of period	249,562	839,709
Cash at end of period	1,834,377	312,319

Supplemental disclosure of cash flow information:
Cash paid for interest	$12,470	$-
Cash paid for income taxes	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Subscription receivable	$437,446	$-
Gift cards issued in stock offering recorded to deferred revenue	$-	$54,135

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

Legion M Entertainment, Inc.

Notes to the Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the “Company” or “Legion M”), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, live events, and more.

MDFZ, LLC (“MDFZ”) is a limited liability company formed on April 28, 2023 under the laws of California. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled “My Dead Friend Zoe.” MDFZ is headquartered in Los Angeles, California and is a wholly owned subsidiary of the parent, Legion M.

Fade to Black LLC  is a limited liability company formed on June 26, 2024 (inception) under the laws of Delaware. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled “FADE TO BLACK.” The Company is headquartered in Los Angeles, California and is a wholly owned subsidiary of the parent, Legion M.

The financial statements of Legion M, MDFZ and Fade to Black are consolidated (see Note 3).

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,193,968 and $1,180,638 for the six months ended June 30, 2025 and 2024, respectively. The Company has accumulated deficit of $24,800,816 as of June 30, 2025. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. The Company has successfully raised more than $24,000,000 over ten rounds of funding (including Round 10, which is currently open as of September 2025), with an expectation to continue raising money in the future. No assurance can be given that the Company will be successful in these future fundraising efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Legion M as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America (“GAAP”). Significant intercompany accounts and transactions have been eliminated upon consolidation. The Company’s MDFZ and Fade to Black subsidiaries (see Notes 5 and 6) are included in the consolidated financial statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Unaudited Interim Financial Information

The unaudited interim consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP for interim financial information, within the rules and regulations of the SEC. Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim balance sheet. The financial data and the other information disclosed in these notes to the interim financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2024.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include useful lives and impairment of film production costs, impairment of inventory, distinguishing liabilities from equity and fair value of stock options and warrants. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash Equivalents

For the purpose of the consolidated statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of June 30, 2025 and December 31, 2024, the cash balance exceeded the FDIC insured limits by $1,584,378 and $0, respectively.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. As of June 30, 2025, there is no accounts receivable balance. A full allowance for doubtful accounts of $98,730 was recorded with a corresponding bad debt expense of $98,730 during the year ended December 31, 2024.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity on the consolidated balance sheet. As of June 30, 2025 and December 31, 2024, subscription receivable was $437,446 and $0, respectively, presented as a contra account to stockholder’s equity, which pertains to the Company’s Round 10 equity offering.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe).

Inventory

Inventories are comprised of merchandise (t-shirts, collectibles, hats, etc.) that are used for marketing and/or for sale in the Legion M store (shop.legionm.com). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of June 30, 2025 and December 31, 2024 were $102,088 and $74,271, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand. As a result of that review, the fair value of the inventory was not adjusted during the periods ended June 30, 2025 and 2024.

Film Production and Project Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), the Company capitalizes costs associated with the production, including development costs, direct costs, and production overhead. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs.

Film production costs are amortized using the individual-film-forecast-computation method, which amortizes such costs in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator). In this way, in the absence of changes in estimates, film costs are amortized in a manner that yields a constant rate of profit over the ultimate period. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. We regularly review, and revise when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Film production and project costs are stated at the lower of unamortized cost or estimated fair value on a production / project basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company’s financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

In assessing the potential impairment of these investments, the Company considers the forecasted financial performance of the investee productions and the volatility inherent in the external markets, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Consistent with this guidance, the Company reduced the expectations on certain projects. The fair value of the film production and project costs was reduced and $0 and $76,099 was recorded as an impairment loss on the consolidated statements of operations as an asset impairment during the six months ended June 30, 2025 and 2024, respectively.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost less accumulated depreciation. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of June 30, 2025 and December 31, 2024. Property and equipment additions totaled $0 and $0 during the period ended June 30, 2025 and 2024, respectively. Depreciation expense totaled $839 and $1,383 for the periods ended June 30, 2025 and 2024, respectively.

	June 30, 2025	December 31, 2024
Original Cost	$58,769	$58,769
Accumulated Depreciation	(57,953)	(57,115)
Book Value	$816	$1,655

Future Production Obligations

The Company records future production obligations as liabilities for investments received for specific productions for which the investors do not receive ownership, but are entitled to a proportionate share of the project’s future revenues and profits as determined by the respective production waterfalls. The future production obligations are accounted for as long-term liabilities and are carried at the investment amounts. Such amount represents the outstanding obligation from future proceeds on such projects. Additional obligations may come due under those arrangements dependent upon the ultimate results of the underlying projects. See Notes 4 to 6 for additional detail.

All proceeds for investment received are accounted for as financial liabilities under ASC 470 – Debt. The future payments to investors represent a contractual obligation that is settled through revenue streams, which is a conditional legal obligation of the Company to transfer assets, i.e. cash. In accordance with ASC 470-10-25-1 and 2, the sale of future revenues constitutes liability treatment, which was determined to be debt. The liability is initially recognized at the fair value of consideration received, which is the cash proceeds from the investments (see Notes 4 to 6) and subsequently reduced as investor repayments per the waterfall are made. The liability will be remeasured at each reporting date. As of June 30, 2025, the fair value of the future production obligations amounted to its carrying value.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate fair value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Film revenue includes revenue from the production and distribution of films, as well as release partnerships and film related events and sponsorships. Film revenue is recognized at a point in time when the relevant performance obligation (the sale or distribution of the film, film event or sponsorship obligation) has been fulfilled. Prior to the digital release of licensed content, the Company might provide the option to release content as part of a theatrical release. Revenue from these events is recognized at a point in time – when the theatrical showing takes place. The Company will negotiate the terms of the theatrical distribution window (ranging from a few weeks to a few months), profit sharing percentage, and collection terms with the theater owners prior to the release. Theatrical release revenue fluctuates depending on the timing and scale of theatrical showings.

Revenue from consumer products is recognized at a point in time when the merchandise is delivered.

The following is a disaggregation of revenue:

	Six Months Ended
	June 30,
	2025	2024
Film and Film Related Events Revenue	$1,610,441	$590,926
Consumer Products	60,626	93,189
Revenues	$1,671,067	$684,115

Deferred Revenue

Deferred revenue is recorded for payments received that have not yet been earned. The Company may have deferred revenue related to Consumer Products and Media, Release Partnerships and Events. Deferred revenue was $907,569 and $752,339 as of June 30, 2025 and December 31, 2024, respectively. For both periods, these balances comprised primarily outstanding gift cards for Merchandise Sales attributable to investor rewards (see Note 7).

The Company records a provision for gift cards issued pursuant to its crowdfunding offerings. As of June 30, 2025 and December 31, 2024, deferred revenue included $681,783 and $570,658 in gift cards outstanding, respectively.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the consolidated balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	June 30,	December 31,
	2025	2024
Warrants	570,000	570,000
Options	4,746,630	4,641,630
Total dilutive securities	5,316,630	5,211,630

As all potentially dilutive securities are anti-dilutive during the periods ended June 30, 2025 and 2024, diluted net loss per share is the same as basic net loss per share for each period.

Segment Reporting

The Company operates as a single reportable segment, consistent with the adoption of Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The Chief Operating Decision Makers (“CODMs”), the Chief Executive Officer and President, evaluate the Company’s financial performance and allocates resources based on consolidated financial results. The Company does not manage its operations or prepare financial information on a disaggregated basis beyond the consolidated level for internal reporting purposes.

The CODMs review consolidated operating results, primarily focusing on revenue, operating income (loss), and key expense categories to assess performance and make strategic decisions. The single reportable segment derives its revenue as described above, Segment profit or loss is measured consistently with the consolidated operating income (loss) presented in the consolidated statements of operations.

In accordance with ASU 2023-07, the significant expense categories regularly provided to the CODM as part of the consolidated financial review include cost of revenue, selling and marketing and general and administrative expenses. The amounts for these categories are included in the consolidated statements of operations. These expenses represent the primary financial measures used by the CODM to evaluate operational efficiency and resource needs. No other significant expense categories or performance metrics are regularly provided to the CODM on a disaggregated basis.

The Company’s accounting policies for segment reporting are consistent with the significant accounting policies described in this note.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this ASU on January 1, 2024.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: WILLIAM SHATNER: YOU CAN CALL ME BILL

The Company conducted a Regulation Crowdfunding offering and a concurrent Regulation D offering (the “Shatner Offering”) in the first quarter of 2023 in which it raised approximately $750,000 from the sale of securities called “Shatner Shares”. Holders of the Shatner Shares have the right to receive a portion of the Net Picture Revenue (as defined in waterfall below) generated by the documentary film William Shatner: You Can Call Me Bill (the “Picture”). The Shatner Offering was conducted through the William Shatner Documentary I (the “SPV”), a series of Wefunder SPV, LLC, a Delaware limited liability company (the “LLC”) and a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act. The SPV will use the funds received in this offering to purchase an equivalent amount of Shatner Shares, which it will hold on behalf of the investors in this offering. The SPV has no purpose other than to hold the Shatner Shares issued by the company and pass through the rights related to the Shatner. A portion of the funds raised were used to repay the Company. The remainder of the funds are used to pay any costs incurred for and by the production.

As of June 30, 2025 and December 31, 2024, the Company included $614,642 and $750,000, respectively from the sale of Shatner Shares in future production obligations on the consolidated balance sheet.

Operative Waterfall

“Proceeds” is defined as all monies earned by exhibition, distribution and exploitation of the documentary, including ancillary income, merchandising income, and licensing of the same.

“Net Profits” is defined as all revenue received by Legion M Entertainment Inc. from the distribution of the film after standard 3rd party fees. For the purpose of clarity, “Net Profits” do not include “Legion M Retail Sales” or “Legion M Ticket Bundle” as described in the Regulation CF offering’s subscription agreement.

“Gross Picture Revenue” does not include revenue not generated directly by the Picture, including:

1) Any revenue generated from music rights to Mr. Shatner’s songs used in the film.

2) Any fees charged by Mr. Shatner for autographs, appearances, photos, meet and greets, etc., even when performed at screenings of, or events related to, the Picture.

3) Any revenue earned by Legion M, Mr. Shatner, or Exhibit A from other projects other than the Picture.

Waterfall

1.) First, sales representatives and/or distributor(s) take fees, costs and expenses “off the top” prior to payment of proceeds to Legion M.

2.) Second, payment of any 3rd party expenses will be deducted. This includes sales commissions, distribution and marketing expenses, merchandise and events COGS, legal fees, accounting fees, administrative fees (including anticipated future costs such as taxes and residuals), as well as any other valid 3rd party fees or expenses related to the production, distribution, or exploitation of The Picture.

3.) Third, 100% of revenue (if any) after step (2) will be distributed proportionally to owners of Shatner Shares until those investors have recouped 100% of their initial investment.

4.) Fourth, Net Profits remaining after step (3) will be split as follows:

a. 33% will be distributed to owners of Shatner Shares, pro rata and on a pari passu basis

b. 67% will be distributed to the producers of the film as follows:

i. Recoupment of deferrals:

a. 78.57% to Melis Productions Inc. until Mr. Shatner’s deferred fee of $550,000 is fully paid; and

b. 21.43% to Legion M until Legion M’s deferred fee of $150,000 is fully paid; then

ii. After deferrals are fully recouped, Producers split net proceeds as follows:

a. 33% goes to Exhibit A Pictures

b. 33% goes to Melis Productions Inc.

c. 33% goes to Legion M

As of June 30, 2025, the Company had $280,922 in film production costs, net of amounts amortized to cost of revenues, on the consolidated balance sheet.

NOTE 5: MY DEAD FRIEND ZOE

MDFZ, LLC is a special purpose vehicle which was formed to produce the feature film entitled “My Dead Friend Zoe.” MDFZ raised $3,960,029 in financing through June 30, 2025 (as described below), comprised of $777,075 from a Regulation D investment on WeFunder, $773,954 in Regulation CF investments on WeFunder and $2,259,000 through Regulation D under private investments. An additional financing of $90,000 received in 2025. The Company incurred $108,047 in additional fees pertaining to the financings. As of June 30, 2025 and December 31, 2024, the Company had $3,289,848 and $3,870,029 in future production obligations on the consolidated balance sheet pertaining to MDFZ.

WeFunder investments and private investments through Reg D carry a 20% premium to be paid out of the waterfall, secured via worldwide sales and recouped as further described in the waterfall described below.

Backend Revenue shall derive from investor’s equity share of the “Investor Backend” (defined as 50% of 100% of all available backend (defined as “Investor’s Net Profits” in the waterfall) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement for the picture. If debt lenders require a backend position for a reduction in debt costs, investor agree that such points shall come out of the Investor Backend upon investor’s prior, written approval. For the purpose of clarity, if the final investment amount is $500,000, the investor will be entitled to recoup $500,000 + 20% = $600,000 total recoupment +20% of 50% of the backend (which would be the investor’s share of Investor Backend on a pro rata, pari passu basis for a $2.5 million budget.

Operative Waterfall

All revenue derived from the exploitation of the “My Dead Friend Zoe”, and all ancillary rights thereof, in any and all media now known or hereafter devised, throughout the world, in perpetuity (“Collected Gross Receipts”) shall be paid to a collection account managed by an approved collection account manager (“CAM”) and distributed per a collection account management agreement (the “CAMA”) in the following manner and order:

1. First, to the CAM in payment of the CAM company’s remuneration and the actual, verifiable CAM expenses as outlined in a CAM agreement, as applicable; and thereafter

2. to fund the residuals set-aside; and thereafter

3. towards the payment of additional union payments, if any; and thereafter

4. to the sales agent for payment of the sales fee and sales expenses; and thereafter

5. as a reserve to the production company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance; and thereafter

6. if applicable, to debt investors in payment of any principle or interest due on any applicable loan against the picture, tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter

7. if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and Producers (as applicable); and thereafter

8. to the equity investors, including investor, on a pro rata, pari passu basis, in payment of the equity investments, including the investment amount, plus premiums thereon; and thereafter

9. on a pro rata and pari passu basis, to the third-party talent deferments approved by Investor, if any; and thereafter

10. to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits; and thereafter

11. the remaining balance shall be considered “Net Profits” and shall be allocated on a pari passu as follows:

a. 50% shall be deemed Investor’s Net Profits and shall be paid to the investors and allocated on a pro rata, pari passu basis on the basis of their investment amount;

and

b. 50% shall be deemed producer’s net profits and shall be allocated on a pari passu basis.

In June 2023, MDFZ, LLC secured $1,500,000 in short term debt, which was fully repaid by October 2023. A total of $1,620,000 was repaid, including $120,000 in interest.

As of June 30, 2025 and December 31, 2024, MDFZ had $2,551,581 and $3,263,157, respectively, in film production costs on its consolidated balance sheets. These amounts are net of amounts amortized to cost of revenues

NOTE 6: FADE TO BLACK

Through June 30, 2025, Fade to Black raised $3,069,417 in financing (as described above), comprised of $805,000 from short-term loans, $500,000 from note purchase agreements and $1,201,137 through Regulation D investments. Fade to Black raised $561,137 in Regulation D investments on WeFunder and the remaining $640,000 in Regulation D issuances through private investments. In January 2025, Fade to Black raised $563,280 in Regulation CF investments from WeFunder. As of June 30, 2025, the Company had $1,764,417 in future production obligations and $1,254,970 in outstanding loans payable on the consolidated balance sheet pertaining to Fade to Black

The Regulation D and CF investments (“Regulation Investment”) shall carry a 20% premium (the “Premium”); both the Regulation Investment and the Premium shall be paid out of the waterfall described below. Backend revenue shall derive from investor’s share of the “Investor Backend” (defined as 50% of 100% of all available backend (defined as “Investor’s Net Profits” in the waterfall)) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement (“CAMA”) for “Fade to Back” (defined below). For example and for the purpose of clarity, if investor’s investment amount is $10,000 on a budget of $3,000,000, then investor will be entitled to recoup $10,000 + 20% = $12,000 total recoupment + 0.33% of 50% of the backend (which would be the investor’s share of investor backend on a pro rata, pari passu basis for a $3,000,000 budget).

Operative Waterfall

All revenue derived from the exploitation of “Fade to Black” (and/or any rights therein and/or elements thereof), and all ancillary rights thereof (including so-called “rights payments” (fixed and contingent) to be negotiated on an arm’s length basis for the derivative rights to the “Fade to Black” but, for the avoidance of doubt, excluding any other revenue from the exploitation of any derivative productions), from all sources and in any and all media now known or hereafter devised, throughout the world, in perpetuity (“Collected Gross Receipts”) shall be disbursed in the following order and priority on a cumulative and continuing basis (to the extent said amounts have not already been paid or repaid from any other source, in which case the relevant party or company shall as soon as reasonably possible notify the collection agent of such occurrence, or, with respect to residuals, such residuals have been paid through some other source as notified to the collection agent in writing by the guilds):

First, to the collection agent in payment of its remuneration and expenses as outlined in the CAMA; and thereafter to fund a customary “residuals set-aside” (as such term is customarily defined in customary collection account management agreements); and thereafter towards the payment of any customary “additional union payments” (as such term is customarily defined in customary collection account management agreements), if any; and thereafter to the sales agent(s) for payment of their respective sales fees, and any actual, verifiable, reasonable, customary, third party, out-of-pocket sales expenses, delivery expenses, marketing expenses, and if applicable, a market overhead charge, and thereafter as a reserve to Company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance, provided such reserve shall be liquidated annually; and thereafter if applicable, to debt lenders in payment of any principle or interest due on any applicable loan against “Fade to Black” tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and producers (as applicable); and thereafter to the equity financiers on a pro rata, pari passu basis, in payment of the equity investments, plus contractual returns thereon; and thereafter on a pro rata and pari passu basis, to the third-party talent deferments, if any; and thereafter to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits (as defined below); and thereafter the remaining balance shall be considered “Net Profits” and shall be allocated as follows:

a.	50% shall be deemed the “financier pool” and shall be paid to equity financiers and allocated on a pro rata, pari passu basis on the basis of their respective investment amounts; and

b.	50% shall be deemed the “producer pool” and shall be allocated on a pro rata, pari passu basis to the parties entitled thereto.

The feature film currently titled “FADE TO BLACK” was produced in the fourth quarter of 2024. As of the issuance date of these financial statements, the film is in post-production.

As of June 30, 2025 and December 31, 2024 Fade to Black, LLC has $3,444,437 and $3,362,480, respectively, in film production costs per the consolidated balance sheets.

Financings

In October 2024, Fade to Black issued note purchase agreements for an aggregate principal of $550,000, for which the Company received $500,000 in net proceeds. The notes and accrued interest are payable on year after the issuance. The notes bear interest at 10% per annum. As of the issuance date of these financial statements, the notes are outstanding. The Company recognized a debt discount in connection with the note of $50,000, of which $42,500 was amortized through June 30, 2025. Interest accrued on these notes during the six months ended June 30, 2025 was $27,500. Unpaid interest as of June 30, 2025 was $36,130.

During 2024, Fade to Black received $800,000 in short-term bridge loans. And additional $5,000 in 2025. The loans are unsecured and due on demand. Of the amounts received, $300,000 of the loans bear interest at 10-11% per annum and the remaining $500,000 bear interest at 12% per annum. During the six months ended June 30, 2025, Fade to Black made repayments in total $100,030 of short-term bridge loans. Remaining loans were outstanding as of June 30, 2025. Interest accrued on these loans during the six months ended June 30, 2025 was $45,000, Unpaid interest as of June 30, 2025 was $62,162.

NOTE 7: LOAN PAYABLE

As of June 30, 2025 and December 31, 2024, Fade to Black had $1,254,970 and $1,350,000, respectively, in outstanding loans. See Note 6 for further detail.

SBA Loan

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program (“PPP”), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration (“SBA”), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities. Guidance for the treatment and forgiveness of CARES act funds is still being finalized.

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 per month commencing in July 2022 for 30 years. The Company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the Company received an additional $101,700. The incremental monthly repayment is $516. During the six months ended June 30, 2025, the Company recognized $2,808 of interest expense related to this loan. The outstanding principal balance of the EIDL Loan was $149,900 as of both June 30, 2025 and December 31, 2024.

NOTE 8: STOCKHOLDERS’ EQUITY

The Company’s articles of incorporation, as amended and restated, authorize 200,000,000 shares common stock (post stock split) with a par value of $0.0001, and authorize the creation of two classes of common stock, “Class A Common Stock” and “Class B Common Stock,” with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of June 30, 2025 and December 31, 2024, 16,465,900 and 16,465,900 of these outstanding Class B Common Stock have vested, respectively. As of June 30, 2025 and December 31, 2024 the 26,720 unvested shares will either vest or expire by April 2026.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the six months ended June 30, 2025 and the years ended December 31, 2024 and 2023.

For the rounds that were active as of December 31, 2024 and 2023, investors had the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), tickets to an event, etc.) based on amount of money they invest. One of those rewards are bonus shares, which was granted to investors for free once their investment closes.

For the round that was active as of December 31, 2024, with a per share price of $1.65 paid by investors for shares of Class A Common Stock, investors were granted an amount of bonus shares (defined above) based on amount of money they invest. The Company issued 201,686 bonus shares related to this round during the year ended December 31, 2024. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.49.

During the years ended December 31, 2024 and 2023, the Company issued 1,696,287 and 1,292,560 shares of Class A Common Stock pursuant to its crowdfunding offerings. The Company received net proceeds from these equity offerings during the years ended December 31, 2024 and 2023 of $2,870,260 and $1,948,501, respectively.

During the six months ended June 30, 2025, the Company issued 1,368,551 shares of Class A Common Stock pursuant to its crowdfunding offering. Of the net proceeds of $2,666,264, the Company received net cash proceeds from these equity offerings during the six months ended June 30, 2025 of $2,228,818 and $437,446 recorded in subscription receivable, which was collected after June 2025.

As of June 30, 2025 and December 31, 2024, the Company had 21,864,459 and 20,495,908 shares of Class A Common Stock and 16,492,620 and 16,492,620 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 9: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the “Plan”). The Plan authorizes options to purchase up to 2,539,600 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 5,000,000 options to purchase Class B Common Stock. As of June 30, 2025 and December 31, 2024, there were 2,772,970 and 2,897,970 options available for issuance, respectively.

The following is a summary of option activity for the six months ended June 30, 2025:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2024	4,641,630	$0.75	$4,157,522
Granted	125,000	1.32
Outstanding as of June 30, 2025	4,766,630	$0.77	$4,157,522

Exercisable as of June 30, 2025	4,462,366	$0.77	$5,468,693
Exercisable as of December 31, 2024	4,368,520	$0.77	$3,851,385

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the six months ended June 30, 2025 and 2024 are as follows:

	Six Months Ended
	June 30,
	2025	2024
Risk-free interest rate	4.43%	4.46%
Expected term (in years)	6.0	5.00 – 6.02
Expected volatility	60.00%	60.00%
Expected dividend yield	0%	0%

The Company recognizes stock-based compensation on a straight-line basis over the options’ vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $87,802 and $46,774 for the periods ended June 30, 2025 and 2024, respectively.

Unrecognized share-based compensation expense was $411,730 and $328,031 as of June 30, 2025 and December 31, 2024, respectively. This unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 22 months as of June 30, 2025.

Warrants

There were no warrants issued during the period ended June 30, 2025.

As of June 30, 2025 and December 31, 2024, there was $0 of unrecognized share-based compensation expense. The remaining outstanding warrants have a weighted average duration to expiration of 39 and 45 months as of June 30, 2025 and December 31, 2024, respectively.

As of June 30, 2025 and December 31, 2024, there were 570,000 warrants outstanding with weighted average exercise price per share of $0.61, and 570,000 warrants vested with weighted average exercise price per share of $0.61, all respectively.

NOTE 10: COMMITMENTS AND CONTIGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 11: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 26, 2025, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure

ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation*

2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (September 28, 2018)*

2.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (July 15, 2022)*

2.4	Amended and Restated Bylaws*

4.	Form of Subscription Agreement*

6.1	Employment Agreement (Paul Scanlan)*

6.2	Employment Agreement (Jeff Annison)*

6.3	Employment Agreement (Terri Lubaroff)*

6.4	2016 Equity Incentive Plan*

8.	Escrow Agent Agreement*+

#	Filed herewith.
*	Filed as an exhibit to the Legion M Entertainment Inc.’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11966).
+	Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legion M Entertainment, Inc.

By	/s/ Paul Scanlan
Paul Scanlan, CEO
Legion M Entertainment, Inc.
Date: September 29, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

September 29, 2025	By:	/s/ Paul Scanlan
Paul Scanlan
Co-Founder, Chief Executive Officer, Chief Financial Officer, Treasurer and Director

September 29, 2025	By:	/s/ Jeff Annison
Jeff Annison, Director